SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 19, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 19, 2006, regarding Ericsson’s third quarter report 2006.

Third quarter report 2006 October 19, 2006

Ericsson reports continued solid financial performance

•	Net sales SEK 40.8 (36.2) b. in the quarter, SEK 124.1 (106.2) b. first nine months

•	Operating income SEK 8.8 (7.8) b. in the quarter, SEK 23.6 (22.7) b. first nine months

•	Operating margin 21.5% (21.6%) in the quarter, supported by strong Sony Ericsson performance

•	Net income SEK 6.2 (5.3) b. in the quarter, SEK 16.5 (15.8) b. first nine months1)

•	Earnings per share SEK 0.39 (0.34) in the quarter, SEK 1.04 (1.00), first nine months1)

•	Restructuring charges in the quarter of SEK 2.9 b., divestiture capital gain of SEK 3.0 b.

CEO COMMENTS

“We see continued positive business momentum and accelerating focus on broadband,” says Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “For billions of people mobile broadband will be the way to reach high-speed connectivity and access to the internet. This will cause a significant increase in voice and data traffic in the world’s networks. Traffic in mobile networks is expected to quadruple in the next five years and there is even stronger growth expected in fixed broadband.

Mobile broadband enables high-speed downloads of music, mobile TV, mobile office and other multimedia applications. The rollout of mobile broadband, HSPA, is happening all over the world, and we have announced eight new contracts during the quarter. We have a unique capability to combine leading mobile and fixed broadband solutions, meeting operators’ increasing demand for new consumer and enterprise applications.

Our leading services business continues to show strong growth. We offer operators the opportunity to increase their customer focus and realize considerable savings. Our strategy has to date resulted in more than 100 announced managed services contracts across the world.

With key contract wins, we have strengthened our market position further, and through continued focus on operational excellence, including already announced ongoing cost cutting activities, and the very strong performance by Sony Ericsson, our profitability shows a healthy development,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Third quarter					Second quarter		Nine-month period
SEK b.	20062)		20063)	2005	Change4)	2006	Change	20063)	2005	Change
Net sales	40.8		40.8	36.2	12%	44.2	-8%	124.1	106.2	17%
Gross margin	41.8%		37.6%	45.2%	—	42.0%	—	41.0%	46.4%	—
Operating income	8.7		8.8	7.8	11%	8.3	6%	23.6	22.7	4%
Operating margin	21.4%		21.5%	21.6%	—	18.7%	—	19.1%	21.4%	—
Income after financial items	8.8		8.9	8.0	—	8.3	—	23.8	23.3	—
Net income1)	6.2	3)	6.2	5.3	—	5.7	—	16.5	15.8	—
Cash flow before financial investing activities	6.6	3)	6.6	-1.1	—	-2.0	—	-11.5	-2.2	—
Earnings per share, SEK1)	0.39	3)	0.39	0.34	—	0.36	—	1.04	1.00	—

1)	Attributable to stockholders of the parent company, excluding minority interest.
2)	Excluding restructuring charges of SEK 2.9 b. and capital gain of SEK 3.0 b.
3)	Including restructuring charges of SEK 2.9 b. and capital gain of SEK 3.0 b.
4)	Q3 2006, excluding restructuring charges and capital gain, compared with Q3 2005.

Sales in the quarter were up 12% year-over-year, with growth in all areas and with professional services being especially strong. Gross margin, excluding restructuring charges, decreased slightly sequentially from 42.0% to 41.8% (45.2%).

The operating margin increased sequentially from 18.7% to 21.5% (21.6%). Operating margin, excluding amortization of Marconi intangible assets, amounted to 22.5%. Operating income increased sequentially from SEK 8.3 b. to SEK 8.8 (7.8) b.

The financial net was SEK 0.1 (0.2) b. in the quarter.

Net income in the quarter was SEK 6.2 (5.3) b. and earnings per share SEK 0.39 (0.34).

Cash flow before financial investing activities was SEK 6.6 (-1.1) b. in the quarter, including SEK 3.1 b. from the divestment of the defense business.

The sale of the defense business generated a capital gain of SEK 3.0 b.

During the quarter restructuring charges in total of SEK 2.9 b. have been taken, of which SEK 1.7 b. relates to cost of sales and SEK 1.2 b. relates to operating expenses.

The charges of SEK 2.9 b. consist of two parts:

a) Career Change Offer in Sweden

SEK 0.7 b. of which SEK 0.1 b. has been paid out by the end of the quarter. The remaining SEK 0.6 b. has been provisioned for. Over time new recruitments will be made, thereby resulting in limited long-term savings.

b) Marconi integration

SEK 2.2 b. of which nothing was paid out in the quarter. Of this charge, SEK 1.4 b. relates to the lay-off of 1,600 employees to be completed this year. This amount has been provisioned for and will be paid out during the next several quarters. The remaining SEK 0.8 b. relates to terminated IS/IT and facilities contracts that were fully paid for at closing of the deal. The annual savings effect going forward is expected to be in line with the SEK 2.2 b. charge.

Balance sheet and other performance indicators

SEK b.	Nine months 2006	Six months 2006	Three months 2006	Full year 2005
Net cash	34.1	27.9	33.7	50.6
Interest-bearing provisions and liabilities	21.2	21.6	32.7	30.9
Days sales outstanding	105	95	101	81
Inventory turnover	4.4	4.5	4.2	5.0
Customer financing, net	4.9	4.6	3.2	4.9
Equity ratio	54.1%	53.9%	50.2%	49.0%

Net cash increased by SEK 6.2 b. to SEK 34.1 (41.3) b. during the quarter, including the cash effect of SEK 3.1 b. from the sale of the defense business. The equity ratio was 54.1% (47.5%).

Days sales outstanding were 105 days. The sequential increase is driven by the high proportion of large projects under construction and a higher proportion of sales in markets with longer payment terms. Inventories, including work in progress, were up in the quarter by SEK 1.9 b. to SEK 25.0 (19.8) b. and inventory turnover was basically stable.

Deferred tax assets were reduced by SEK 0.3 b. in the quarter, from SEK 14.6 b. at June 30 to SEK 14.3 b., reflecting anticipated utilization of tax loss carry forwards.

MARKET AND BUSINESS HIGHLIGHTS

Long-term industry growth drivers remain solid. New technologies and richer services will continue to drive and accelerate traffic in the world’s networks. Mobile traffic will grow with an increasing number of subscribers, further fixed to mobile substitution and increased data usage. Early indications show that 3G subscribers generate significantly more data traffic than 2G subscribers. Some 250 million homes have fixed broadband connections. This number is growing rapidly, and the accelerating traffic in coming years is expected to be driven especially by internet and interactive TV.

WCDMA/HSPA networks are key components in offering users richer mobile services. A total of 109 WCDMA networks are commercially launched, of which Ericsson is a supplier to 60. Eventually all WCDMA networks are expected to be upgraded to HSPA. Ericsson is currently powering 30 commercially launched HSPA networks. The number of WCDMA subscriptions grew by approximately 13 million to more than 80 million during the quarter.

Through convergence and increased broadband capabilities, the mobility driven telecom world and the PC-centric world will gradually merge and internet will become available to billions. This will accelerate the market for new IP-based multimedia services such as interactive TV, broadcasting, gaming, music and office applications.

The market potential for mobile broadband services is growing quickly also in such high growth markets where mobile coverage and penetration have come far and where basic data services such as SMS already play a vital role. Mobile broadband is often the only way to access broadband services and internet in markets with limited fixed-line alternatives. Consequently, focus on high-speed mobile networks is increasing among operators also in these markets.

More complex networks, increasing focus on business development, and a strive for cost efficiency are driving operators’ demand for professional services. We have clear market leadership through our early start, and we presently provide advanced support services, around-the-clock, to networks with more than 725 million subscribers as well as manage networks with more than 80 million subscribers. Our strong growth is based on our technology leadership, scale advantages and local presence.

Regional overview

Western Europe sales were up by 19% compared to the same quarter last year. Growth is primarily driven by strong services sales and high demand for transmission and fixed broadband access. Mobile systems sales were flat, however, mobile broadband, HSPA, is gaining traction.

Central and Eastern Europe, Middle East and Africa sales grew by 24% compared to the same quarter last year. Countries in Africa and the Middle East are showing strong growth. The growth is primarily in GSM, driven by the need for cost efficient coverage. But there is also a growing demand for mobile broadband.

Asia Pacific sales grew by 38% compared to the same quarter last year. Australia, Bangladesh, China, India, Indonesia and Japan were particularly strong although China was down sequentially. After the end of the quarter, Telstra in Australia launched their nationwide HSPA network after a record rollout time of only 10 months.

North America sales were down 36% year-over-year. The Cingular HSPA build-out continues according to plan. The 2G build-out also continues, however, Cingular’s continued reductions of excess inventory have, as expected, affected our sales. The US spectrum auctions have been completed and will open up new business opportunities. T-Mobile has already announced their intention to roll out WCDMA/HSPA in the new spectrum.

Latin America sales declined by 18% compared to the same quarter last year. Sales increased 10% sequentially, mainly driven by Central America and South Latin America. Many markets have a continued need for investments in quality and coverage. In parallel, tender processes for 3G networks are ongoing, including a further migration from CDMA to GSM/WCDMA.

Subscriber growth

The growth of net mobile subscriptions continued with some 100 million new subscriptions in the quarter. At the end of the quarter, worldwide subscription penetration reached 40% with more than 2.5 billion subscriptions in total, of which more than 2.1 billion are GSM/WCDMA. The global number of subscriptions is expected to pass three billion during 2007.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of both new services and new subscribers.

For 2006 we continue to believe that the GSM/WCDMA track within the global mobile systems market, measured in USD, will show moderate growth compared to 2005.

We continue to believe that the addressable market for professional services will show good growth in 2006.

For 2007 our early estimate is that the GSM/WCDMA track within the global mobile systems market, measured in USD, will show moderate growth similar to 2006.

The addressable market for professional services is expected to show good growth in 2007.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

SEGMENT RESULTS

Systems

	Third quarter			Second quarter		Nine-month period
SEK b.	20061)	2005	Change	2006	Change	20061)	2005	Change
Net sales	38.4	33.9	13%	41.4	-7%	116.7	99.1	18%
Mobile networks	28.0	26.8	5%	30.8	-9%	85.5	79.0	8%
Fixed networks	2.5	1.1	121%	2.5	0%	7.9	3.3	138%
Professional services	7.9	6.0	31%	8.1	-3%	23.3	16.8	39%
Operating income	6.5	7.1	—	7.2	—	19.8	21.5	—
Operating margin	17%	21%	—	17%	—	17%	22%	—

1)	Excludes restructuring charges of SEK 2.9 b.

Sales of mobile networks were up by 5% compared to the same quarter last year. The larger proportion of initial network build-outs reflects our strong position in the market.

Sales of fixed networks increased by SEK 1.4 b. year-over-year to SEK 2.5 b., as a result of the Marconi acquisition.

Sales of network rollout and professional services increased 28%, compared to the same quarter last year. During the quarter, strong growth in network rollout continued due to a high proportion of new networks being built.

Sales of professional services developed strongly during the quarter and grew 31% compared to the same quarter last year.

Other Operations

	Third quarter			Second quarter		Nine-month period
SEK b.	20061)	2005	Change	2006	Change	20061)	2005	Change
Net sales	2.8	2.5	11%	3.2	-13%	8.7	7.9	10%
Operating income	0.2	0.1	—	0.2	—	0.5	0.1	—
Operating margin	8%	5%	—	7%	—	6%	1%	—

1)	No restructuring charges or capital gains relate to Other Operations.

Cables and Ericsson Mobile Platforms continued to perform well and Power Modules showed strong progress following the completion of the restructuring.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and additional information.

A strong overall performance and record results confirm the successful establishment of the Sony Ericsson joint venture that celebrated its 5th anniversary on October 1.

Units shipped in the quarter reached 19.8 m., a 43% year-over-year increase. Units shipped reached 48.8 m. year-to-date. Sales for the quarter were EUR 2,913 m., a year-over-year increase of 42%. Sales increased to EUR 7,177 m. year-to date. Income before taxes was EUR 433 m., nearly three times higher than last year. Income before taxes amounted to EUR 796 m. year-to-date. Net income was EUR 298 m. in the quarter and EUR 550 m. year-to date. Ericsson’s share in Sony Ericsson’s income before tax was SEK 2.0 (0.7) b. in the quarter and SEK 3.6 b. year-to-date.

The quarter was particularly strong as a result of successful launches across the product portfolio, including the K800 Cyber-shot™ phone and several Walkman® phones. The strategy of using flagship products to give Sony Ericsson a lead position within product categories such as imaging or music is successful and also builds demand for lower-end models in the same categories.

PARENT COMPANY INFORMATION

Net sales for the nine months period amounted to SEK 0.4 (0.9) b. and income after financial items was SEK 12.5 (6.6) b. Net profits from disposals of shares, including sale of the defense business, have affected income by SEK 3.5 b.

Major changes in the parent company’s financial position for the nine months period include decreased current and non-current receivables from subsidiaries of SEK 15.9 b. and decreased cash and short-term cash investments of SEK 26.4 b. Current and non-current liabilities to subsidiaries decreased by SEK 32.5 b. and current maturities of long-term borrowings decreased by SEK 9.7 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 48.6 (75.0) b.

In accordance with the conditions of the stock purchase plans and option plans for Ericsson employees, 4,075,368 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2006, was 258,158,984 class B shares.

OTHER INFORMATION

Marconi integration

Marconi developed well and the operating income run rate passed breakeven in the quarter, excluding amortization of intangible assets. It should however be noted that product portfolios have been merged and it is not possible to separately track Marconi numbers with full accuracy. The restructuring will lead to annual savings of SEK 2.2 b. from fourth quarter 2006. The demand for our combined transmission offering is high and a doubling of the production capacity is presently under way.

New organization

As announced on September 15, 2006, Ericsson will implement a more customer-oriented organization with three business units, Networks, Global Services and Multimedia, each optimized for its specific market segment. The new organization will be in effect as of January 1, 2007.

Networks will include radio access, core, transport and fixed networks, presently reported under segment Systems. Networks will also include Cables and Power Modules, presently reported under segment Other Operations. Multimedia will include Multimedia Systems, presently reported under segment Systems, plus Ericsson Mobile Platforms and Enterprise, presently reported under segment Other Operations. Global Services remains unchanged.

Sale of defense business

On September 1, 2006, Ericsson completed the sales of its defense business, Ericsson Microwave Systems AB, and its 40% holding in Saab Ericsson Space, to Saab AB. The purchase price was SEK 3.8 b. in cash and the agreement involved transfer of approximately 1,250 employees. Cash flow effect in the quarter was SEK 3.1 b. from the divestment and the capital gain SEK 3.0 b.

Completed offer in Netwise

On August 4, 2006, Ericsson completed its recommended cash offer of SEK 60 per share to the shareholders and holders of warrants in Netwise AB to transfer all shares in and all warrants issued by Netwise to Ericsson. Netwise B-shares are listed on Nya Marknaden in Sweden. The total value of the offer amounted to SEK 300 m.

Stockholm, October 19, 2006

Carl-Henric Svanberg

President and CEO

Date for next report: February 2, 2007

REVIEW REPORT

We have reviewed the interim report for the period January 1 to September 30, 2006, for Telefonaktiebolaget LM Ericsson (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, October 19, 2006

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2006/9month06-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), October 19.

An analyst and media conference call will begin at 16.00 (CET).

Live audio webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,

Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or

press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations@ericsson.com

Glenn Sapadin,

Investor Relations,

North America

Phone: +1 212 843 8435;

E-mail: investor.relations@ericsson.com

Media

Åse Lindskog, Director,

Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872;

E-mail: press.relations@ericsson.com

Ola Rembe, Director,

Media Relations

Phone: +46 8 719 9727, +46 730 244 873;

E-mail:press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 19, 2006